02027840

P.E 4-1-02

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SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SEC MAIL PROCESSING RECEIVED APR 25 2002 WASH. D.C. 152 SECTION

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2002

ÄÄÄÄÄÄÄÄÄÄÄÄÄÄÄ

PROCESSED MAY 07 2002 THOMSON FINANCIAL

SILICOM LIMITED

(Translation of Registrant's name into English)

ÄÄÄÄÄÄÄÄÄÄÄÄÄÄÄ

8 Hanagar Street, Kfar Sava 44000, Israel

(Address of Principal Executive Offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: **Form 20-F** ☑ **Form 40-F** ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: **Yes** ☐ **No** ☑

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TIS/6k/forms

916793

On April 22, 2002, the Registrant issued the press release which is filed as Exhibit 1 to this Report on Form 6-K and which is hereby incorporated by reference herein.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SILICOM LIMITED

By: /s/
Ilan Erez
Chief Financial Officer

Dated: April 22, 2002

Exhibit 1

Silicom Ltd.
Connectivity Solutions

EARNINGS RELEASE

FOR IMMEDIATE RELEASE

SILICOM REPORTS
FIRST QUARTER 2002 RESULTS

KFAR SAVA, Israel—April 22, 2002--Silicom Ltd. (NASDAQ:SILCF) today reported financial results for the first quarter ended March 31, 2002.

Revenues for the first quarter of 2002 were $654,000 compared to $2,045,000 for the first quarter of 2001. Net loss for the quarter was ($599,000), or ($0.15) per share fully diluted, compared to a net profit of $178,000, or $0.04 per share fully diluted, for the first quarter of 2001.

Commenting on the results, Shaike Orbach, President and CEO, said, "Our first quarter revenues were low, reflecting the persistent slowdown which has affected our macro-markets. However, these revenues do not reflect the strategic progress we have made in the marketing of our patent-pending Iplug™, the industry's first Self-Install technology. Given today's cautious environment, we do not expect to realize significant revenues from Self-Install initiatives before 2003. Our Iplug™ expertise has led recently to important cooperations with two major broadband networking equipment manufacturers. With one, we are porting Iplug™ into the broadband modems marketed to hotel chains, with the goal of simplifying Internet hookup for guests. With the other, we are porting Iplug™ into the industry's first self-installing ADSL modem."

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Silicom Ltd. is an industry leading provider of communications connectivity solutions and advanced enabling technologies, making it the preferred time-to-market and performance partner to manufacturers and providers of Multi-Tenant Unit (MTU) and Multi-Dwelling Unit (MDU), Broadband Internet Access, and home networking solutions, as well as other hardware manufacturers. With core expertise in high performance, innovative technologies for the USB interface, networking, and operating systems, the Company provides innovative solutions on an intellectual property licensing, joint development, or OEM basis to many of the industry's largest players. It also offers an extensive range of PC Card and USB products with support for Home Networking, Fast Ethernet, Modems, and serial ports. For more information about Silicom, please visit our web site: www.silicom.co.il.

Statements in this press release which are not historical data are forward-looking statements which involve known and unknown risks, uncertainties, or other factors not under the Company's control, which may cause actual results, performance, or achievements of the Company to be materially different from the results, performance, or other expectations implied by these forward-looking statements. These factors include, but are not limited to, those detailed in the Company's periodic filings with the Securities and Exchange Commission.

Contact:

Ilan Erez, CFO
Silicom Ltd.
Tel: +972-9-764-4555
E-mail: ilane@silicom.co.il

FINANCIAL TABLES FOLLOW

Silicom Ltd. Consolidated Summary of Results

(U.S. dollars, in thousands
-except for per share amounts)

	Three-month period Ended March 31, (Unaudited)	
	2002	2001
Sales	**$654**	**$2,045**
Cost of sales	**553**	**1,176**
Gross profit	**101**	**869**
Research and development costs, gross	**412**	**373**
Less – royalty bearing participations	**(83)**	**(108)**
Research and development costs, net	**329**	**265**
Selling and marketing expenses, net	**271**	**281**
General and administrative expenses	**146**	**168**
	746	**714**
Operating income	**(645)**	**155**
Financial income, net	**46**	**56**
Income before taxes on income	**(599)**	**211**
Taxes on income	**-**	**33**
Net income	**$(599)**	**$178**
Basic earnings per share	**$(0.146)**	**$0.043**
Weighted average number of shares outstanding - Basic EPS (in thousands)	**4,110**	**4,110**
Diluted Earnings per share	**$(0.146)**	**$0.042**
Weighted average number of shares outstanding - Diluted EPS (in thousands)	**4,110**	**4,236**

Silicom Ltd. Consolidated Balance Sheets

(U.S. dollars, in thousands)

	March 31, 2002 (Unaudited)	December 31, 2001 (Audited)
Assets		
Current assets		
Cash and cash equivalents	**$1,758**	$1,916
Short term investments	**2,681**	1,115
Trade receivables	**991**	1,232
Other receivables	**372**	355
Inventories	**1,453**	1,725
	7,255	6,343
Long-term investments	**1,055**	2,648
Severance pay fund	**351**	361
Property and equipment, net	**299**	306
Total assets	**$8,960**	$9,658
Liabilities and shareholder's equity		
Current liabilities		
Trade payables	**234**	310
Other payables and accrued liabilities	**467**	450
Total current liabilities	**701**	760
Liability for severance pay	**688**	728
Total liabilities	**1,389**	1,488
Shareholders' Equity		
Share capital and additional paid in capital	**5,550**	5,550
Treasury stock	**(38)**	(38)
Retained earnings	**2,059**	2,658
	7,571	8,170
Total liabilities and shareholders equity	**$8,960**	$9,658